UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mavenir Systems, Inc.

(Name of Subject (Issuer))

Roadster Subsidiary Corporation

An indirect, wholly-owned subsidiary of

Mitel Networks Corporation

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Titles of classes of securities)

577675101

(CUSIP number of class of securities)

Mitel (Delaware) Inc.

7500 W. Boston Street

Chandler, AZ

(480) 961-9000

Attention: Greg Hiscock, Esq.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Adam M. Givertz, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$581,278,584	$67,544.57

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $17.76 (the average of the high and low prices per share of Mavenir common stock on March 30, 2015, as reported on the New York Stock Exchange) and (ii) 32,729,650 (estimated maximum number of shares of Mavenir common stock to be exchanged pursuant to the offer to exchange and the subsequent merger being the sum of (i) 29,079,214 shares of Mavenir common stock outstanding and (ii) 3,650,436 shares of Mavenir common stock issuable upon the exercise of outstanding options, each as of March 20, 2015).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction value by 0.0001162.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,405.28	Filing Party: Mitel Networks Corporation
Form or Registration No.: Form S-4	Date Filed: April 1, 2015
Amount Previously Paid: $42,139.29	Filing Party: Mitel Networks Corporation
Form or Registration No.: SCTO-T	Date Filed: April 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) originally filed with the Securities and Exchange Commission on April 1, 2015 and amended on April 10, 2015, April 16, 2015, April 21, 2015 and April 27, 2015 by Mitel Networks Corporation, a Canadian corporation (“Mitel”), and Roadster Subsidiary Corporation, a Delaware corporation and an indirect, wholly owned subsidiary of Mitel Networks Corporation (“Purchaser”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Mavenir Systems, Inc., a Delaware corporation (“Mavenir”), in exchange for the Cash Consideration (as set forth on the cover page of the Offer to Exchange) per Share or the Share Consideration (as set forth on the cover page of the Offer to Exchange) per Share, in each case, without interest and less any applicable withholding taxes and subject to the election and automatic adjustment and proration procedures and on the terms and conditions contained in the Offer to Exchange, dated April 28, 2015 (the “Offer to Exchange”) and in the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

On April 1, 2015, Mitel filed a Registration Statement on Form S-4 (file No. 333-203167), on April 10, 2015, Mitel filed Amendment No. 1 to the Registration Statement on Form S-4, on April 16, 2015, Mitel filed Amendment No. 2 to the Registration Statement on Form S-4 and on April 21, 2015, Mitel filed Amendment No. 3 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are included as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

All of the information set forth in the Offer to Exchange and the related Letter of Election and Transmittal, and any supplement thereto filed with the Securities and Exchange Commission (the “SEC”) by Mitel, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth in the Schedule TO.

The Schedule TO is amended and supplemented as follows:

All references to the Offer to Exchange in the Schedule TO, including in response to Items 1 to 11 of the Schedule TO, shall refer to the Offer to Exchange dated April 28, 2015 filed pursuant to Rule 424(b)(3).

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the text set forth below in Item 4.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On April 27, 2015, Mitel announced that the Cash Consideration and the Share Consideration would equal $17.55 and 1.8320 Mitel common shares, respectively, in each case assuming that the Offer expired at 12:00 midnight, New York City time, on April 28, 2015 (one minute after 11:59 p.m., New York City time, on April 28, 2015). Mitel determined the Cash Consideration and the Share Consideration based on the average of the volume weighted average price on the NASDAQ Global Market of a Mitel common share on each of the ten (10) consecutive trading days ending on and including the second trading day prior to April 28, 2015, or $9.5796. The amount of cash and/or Mitel common shares that each Mavenir stockholder will receive depends upon the automatic adjustment and proration procedures provided in the merger agreement.

On April 29, 2015, Mitel announced the completion of the Offer, which expired at 12:00 Midnight, New York City time, on April 28, 2015 (one minute after 11:59 p.m., New York City time, on April 28, 2015). According to Computershare Trust Company N.A., the exchange agent for the Offer, as of the expiration of the Offer, approximately 24,266,280 shares of Mavenir common stock were validly tendered and not withdrawn in the Offer, representing approximately 83% of the issued and outstanding shares of Mavenir common stock (which did not include an additional 5% of the outstanding shares subsequently tendered pursuant to guaranteed delivery procedures). On April 29, 2015, Mitel also announced that Purchaser had accepted for payment all of the tendered shares of Mavenir common stock.

In addition, on April 29, 2015, pursuant to the terms of the merger agreement, Purchaser exercised its top-up option to purchase from Mavenir an aggregate number of additional shares of Mavenir common stock such that, when added to the number of shares of Mavenir common stock acquired by Purchaser in the Offer at the time of the exercise of such option, Mitel and Purchaser owned at least one share more than 90% of the shares of Mavenir common stock outstanding on a fully-diluted basis. Pursuant to the exercise of the top-up option, Purchaser purchased from Mavenir a total of 51,861,751 newly issued shares of Mavenir common stock, which we refer to as the Top-Up Option Shares, for an aggregate purchase price equal to the number of Top-Up Option Shares multiplied by the Cash Consideration. Such Top-Up Option Shares, combined with the shares of Mavenir common stock already owned by Mitel and Purchaser, represented 90% of the then outstanding shares of Mavenir common stock outstanding on a fully-diluted basis.

Pursuant to the terms of the merger agreement, following consummation of the Offer and the exercise of the top-up option, Purchaser merged with and into Mavenir with Mavenir surviving as an indirect, wholly owned subsidiary of Mitel, without the need for a meeting of holders of shares of Mavenir common stock. At the effective time of the Merger on April 29, 2015, each outstanding share of Mavenir common stock not tendered and accepted pursuant to the Offer (other than shares of Mavenir common stock owned directly or indirectly by Mavenir, Mitel or Purchaser, or any of their respective subsidiaries, or shares of Mavenir common stock as to which appraisal rights have been perfected in accordance with applicable law), were cancelled and converted into the right to receive the same consideration for such share as a No Election Share (as defined in the merger agreement). In addition, upon consummation of the Merger: (i) each of Mavenir’s vested and in-the-money outstanding options was cancelled and converted into the right to receive an amount in cash equal to the excess of the Cash Consideration over the exercise price of such option, without interest and less any applicable withholding taxes, and (ii) all other Mavenir options were converted into options to acquire Mitel common shares on substantially equivalent terms and subject in the case of unvested options to the same vesting schedules.

On May 4, 2015 Mitel announced that based on the election results, the Cash Election was oversubscribed and accordingly, Mavenir stockholders that elected to receive Cash Consideration will be prorated and receive $15.37 in cash and 0.2271 of a Mitel Common Share for each of their shares of Mavenir Common Stock. Mavenir stockholders that elected to receive Share Consideration or that did not make an election or tender their shares in the Offer will not be prorated and will receive 1.8320 Mitel Common Shares for each of their shares of Mavenir Common Stock. No fractional Mitel Common Shares will be issued, and Mavenir stockholders will receive cash in lieu of fractional shares. Any questions regarding the calculation of the Cash Consideration, the Share Consideration and proration should be made to Georgeson Inc., toll-free at 1-866-628-6021.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented by adding the text set forth above in Item 4.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the text set forth above in Item 4 to Item 11(c).

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented:

by restating Exhibits (a)(1)(A) and (a)(4) as set forth below:

(a)(1)(A) Offer to Exchange (incorporated by reference to the Offer to Exchange filed by Mitel Networks Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on April 29, 2015)

(a)(4) Offer to Exchange (incorporated by reference to the Offer to Exchange filed by Mitel Networks Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on April 29, 2015)

and by adding the following exhibits:

(a)(5)(BB) Press Release, dated April 29, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 29, 2015).

(a)(5)(CC) Press Release, dated May 4, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on May 4, 2015).

Item 12 Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange (incorporated by reference to the Offer to Exchange filed by Mitel Networks Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on April 29, 2015).

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(4)	Offer to Exchange (incorporated by reference to the Offer to Exchange filed by Mitel Networks Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on April 29, 2015).

(a)(5)(A)	Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(B)	Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015).

(a)(5)(C)	Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(D)	Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(E)	Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(F)	Questions and Answers Script entitled “Mitel Acquisition of Mavenir – Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(G)	Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(H)	Transcript of RCR Wireless Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(I)	Transcript of Telecomasia.net Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(J)	Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425).

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425).

(a)(5)(L)	Slide Presentation entitled “19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(M)	Slide Presentation entitled “7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(N)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425).

(a)(5)(O)	Slide Presentation entitled “Mitel: On the Move and Mobile” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 23, 2015 pursuant to Rule 425).

(a)(5)(P)	Transcript of interview with Mitel CEO made available to Mitel employees regarding Acquisition of Mavenir (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 27, 2015 pursuant to Rule 425).

(a)(5)(Q)	Lender Presentation (incorporated by reference to Mitel Networks Corporation’s Current Report on Form 8-K filed on March 31, 2015).

(a)(5)(R)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(S)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(T)	Consolidated financial statements of Aastra Technologies Limited as at December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.10 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(U)	Consolidated financial statements of Aastra Technologies Limited for the years ended December 31, 2012 and 2011, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K/A filed on March 30, 2014).

(a)(5)(X)	Amended Complaint filed in connection with In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on April 7, 2015 (incorporated by reference to Exhibit 99.11 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(a)(5)(Y)	Current Report on Form 8-K of Mavenir Systems, Inc. dated April 10, 2015 (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 16, 2015).

(a)(5)(Z)	Memorandum of Understanding, dated April 20, 2015, by and among the parties to the Consolidated Action (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 21, 2015).

Exhibit Number	Description

(a)(5)(AA)	Press Release, dated April 27, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 27, 2015).

(a)(5)(BB)	Press Release, dated April 29, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 29, 2015).

(a)(5)(CC)	Press Release, dated May 4, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on May 4, 2015).

(b)(1)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 3, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, and the amendment thereto, dated April 10, 2015, by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 2.1 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(d)(2)	Form of Tender Support Agreement (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(3)	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 2.3 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, between Mitel Networks Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

MITEL NETWORKS CORPORATION

By:	/s/ Steven E. Spooner
Name: Steven E. Spooner
Title: Chief Financial Officer

ROADSTER SUBSIDIARY CORPORATION

By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: Secretary

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange (incorporated by reference to the Offer to Exchange filed by Mitel Networks Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on April 29, 2015).

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(4)	Offer to Exchange (incorporated by reference to the Offer to Exchange filed by Mitel Networks Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on April 29, 2015).

(a)(5)(A)	Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(B)	Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015).

(a)(5)(C)	Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(D)	Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(E)	Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(F)	Questions and Answers Script entitled “Mitel Acquisition of Mavenir – Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(G)	Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(H)	Transcript of RCR Wireless Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(I)	Transcript of Telecomasia.net Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(J)	Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425).

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425).

(a)(5)(L)	Slide Presentation entitled “19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(M)	Slide Presentation entitled “7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(N)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425).

(a)(5)(O)	Slide Presentation entitled “Mitel: On the Move and Mobile” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 23, 2015 pursuant to Rule 425).

(a)(5)(P)	Transcript of interview with Mitel CEO made available to Mitel employees regarding Acquisition of Mavenir (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 27, 2015 pursuant to Rule 425).

(a)(5)(Q)	Lender Presentation (incorporated by reference to Mitel Networks Corporation’s Current Report on Form 8-K filed on March 31, 2015).

(a)(5)(R)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(S)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(T)	Consolidated financial statements of Aastra Technologies Limited as at December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.10 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(U)	Consolidated financial statements of Aastra Technologies Limited for the years ended December 31, 2012 and 2011, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K/A filed on March 30, 2014).

(a)(5)(X)	Amended Complaint filed in connection with In re Mavenir Systems, Inc. Stockholders Litigation, Consol. Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on April 7, 2015 (incorporated by reference to Exhibit 99.11 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(a)(5)(Y)	Current Report on Form 8-K of Mavenir Systems, Inc. dated April 10, 2015 (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 16, 2015).

(a)(5)(Z)	Memorandum of Understanding, dated April 20, 2015, by and among the parties to the Consolidated Action (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 21, 2015).

Exhibit Number	Description

(a)(5)(AA)	Press Release, dated April 27, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 27, 2015).

(a)(5)(BB)	Press Release, dated April 29, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on April 29, 2015).

(a)(5)(CC)	Press Release, dated May 4, 2015 (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on May 4, 2015).

(b)(1)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 3, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, and the amendment thereto, dated April 10, 2015 by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 2.1 from Amendment No. 1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 10, 2015).

(d)(2)	Form of Tender Support Agreement (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(3)	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 2.3 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, between Mitel Networks Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).